Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

December 5, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that our step-down wholly owned subsidiary “Dr Reddy’s Laboratories Kazakhstan LLP”, has received an order dated December 4, 2024, from the Department of State Revenue, Bostandyk district of Almaty, Kazakhstan. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	The Department of State Revenue, Bostandyk district of Almaty, Kazakhstan.
Nature and details of the action(s) taken, initiated or order(s) passed	Penalty of KZT 17,597,212 (~INR 2.87 Mn) towards disallowance of claim of certain expenses by the tax authorities for the Calendar Year 2021.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Date of receipt of order: December 4, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	Penalty towards disallowance of claim of certain expenses by the tax authorities for the Calendar Year 2021.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	The above order levies a penalty of KZT 17,597,212 (~INR 2.87 Mn). Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR